

Mail Stop 3561

August 12, 2016

John Fieldly
Chief Financial Officer
Celsius Holdings, Inc.
2424 North Federal Highway, Suite 208
Boca Raton, Florida 33431

      **Re:    Celsius Holdings, Inc.**
             **Form 10**
             **Filed July 22, 2016**
             **File No. 000-55663**

Dear Mr. Fieldly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business, page 3

1.      According to your disclosures under Note 2 to your financial statements, 57.4% of your revenues for the year ended December 31, 2015, were generated from two customers and 61.8% of your accounts receivable balance as of December 31, 2015, was comprised of amounts due from two customers. Please provide additional disclosure pursuant to Item 101(h)(4)(vi) of Regulation S-K regarding your dependence on one or a few major customers.

Risk Factors, page 8

2.      We note you indicate that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and disclose the implications of being an emerging growth company on page 12. Please also disclose your election under Section 107(b) of the Jobs Act. If you elect to opt-out of the extended transition period for

complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.      Please describe any known trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, you state that your revenue decrease of 21% for the quarter ended March 31, 2016, from the same period in the prior year was mainly associated with a 68% decrease in international revenue from your Swedish distribution partner, who was adversely affected by a rebalancing of inventory. You further state that this decrease was offset by a 79% growth in domestic revenues associated from blended growth rates of 103% in retail accounts mainly from convenience store expansion initiatives, 16% in health and fitness accounts and 43% in internet retailer accounts from the same period in 2015.  If any of these factors that impacted your revenues are known trends, please describe.  Please also provide analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  For guidance, see Item 303(a) of Regulation S-K; Securities Act Release No. 33-8350, Section I.B (December 29, 2003); and Securities Act Release No. 33-6835, Section III.B (May 18, 1989).

Results of Operations, page 15

4.      We note you discuss changes in revenue by sales categories on page 15 and 16.  For each period presented, please quantify and disclose the amount of revenue by sales categories. Please also expand your discussion to address changes in volume, price and underlying discounts and promotions.

5.      We also note that for the period ended December 31, 2015, revenue increased by 18% while cost of sales increased by 13%; however, there does not appear to be a robust analysis of the reasons behind this increase in gross profit.  Please expand your disclosures to discuss the main cost drivers affecting cost of sales and how those costs impacted your gross profit during each period presented, as well as discussion of expected trends and known effects on future operations.  Please refer to Item 303(a)(3) of Regulation S-K for guidance.

Liquidity and Capital Resources, page 17

6.      Please describe your material sources of liquidity, including the material terms of the Loan and Security Agreement with CD Financial.  See Item 303(a)(1) of Regulation S-K. For additional guidance, see Securities Act Release No. 33-8350, Section IV (December 29, 2003).

Security Ownership of Certain Beneficial Owners and Management, page 18

7.    Please disclose the addresses of your greater than 5% beneficial owners.  See Item 403 of Regulation S-K.

Executive Compensation, page 23

8.    We note your disclosure on page 23 that the employment agreements for your CEO and CFO provide for certain severance payments in the event of termination other than for "cause" and for "golden parachute" payments in the event of termination following a "change in control."  Please disclose the material terms of these agreements pursuant to Item 402(q)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 25

9.    Please also disclose the approximate dollar value of the amount involved in the transaction with All Def Digital since the beginning of your last fiscal year.  See Item 404(a) of Regulation S-K.

10.   We note your cross-reference to the disclosure under Item 10. Recent Sales of Unregistered Securities.  For each of these transactions, please identify the related person and, if applicable, the approximate dollar value of the amount involved for each related person in the transaction.  See Item 404(a) of Regulation S-K.

11.   Please describe the Loan and Security Agreement with CD Financial.  See Item 404(a)(5) and Instruction 1 to Item 404 of Regulation S-K.

12.   Please describe the material terms of the Investors' Rights Agreement, such as the matters requiring investor director approval.

Description of Registrant's Securities to be Registered, page 28

13.   We note your disclosure that on December 31, 2018, your Preferred C Shares will automatically convert into the number of shares of your common stock "determined by dividing the liquidation preference of $0.52 per Preferred C Share by the conversion price then in effect."  However, Section 4(a) and Section 8(a) of the Certificate of Designation of Series C Convertible Preferred Stock do not reflect this liquidation preference.  Please clarify.

Exhibits, page 30

14.   Please file the 2015 Purchase Agreement as an exhibit.  See Item 601(b)(10) of Regulation S-K.

John Fieldly
Celsius Holdings, Inc.
August 12, 2016
Page 4


Financial Statements

Statements of Cash Flows, page F-6

15.      We note you use the indirect method to determine the net cash flow from operating activities by adjusting "net loss available to common stockholders" rather than the "net loss" of the entity.  Please tell us how your methodology is consistent with ASC 230-10-45-28.

Basis of Presentation and Summary of Significant Accounting Policies, page F-7

16.      We note you have not reported information about your operating segment.  Please explain why you believe that you are not subject to the reporting requirements under ASC 280 or provide draft disclosure in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.  Please contact Kathleen Suellentrop at (202) 551-4256 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc:     Dale Bergman, Esq.
        Gutierrez Bergman Boulris, PLLC